MATERIAL CHANGE REPORT

THIS REPORT IS FILED UNDER British Columbia (section 85(1) of the Securities Act); Ontario (section 75(2) of the Securities Act); Alberta (section 146(1) of the Securities Act).

1.	Reporting Issuer

American Bonanza Gold Mining Corp. Suite 1606 – 675 West Hastings Street Vancouver, BC V6B 1N2

PHONE: (604) 699-0023

2.	Date of Material Change

January 31, 2003

3.	Press Release

Press release dated January 31, 2003 was disseminated by CCN Newswire (Canada and U.S. disclosure package), Canada Stockwatch and Market News Publishing and filed with the TSX Venture Exchange and the applicable regulatory authorities via SEDAR on January 31, 2003.

4.	Summary of Material Change(s)

The Company announced completion of the previously announced brokered private placement with Canaccord Capital Corporation (“Canaccord”).

5.	Full Description of Material Change

American Bonanza Gold Mining Corp. (the “Corporation”) announced it has completed the previously announced brokered private placement totaling 18,295,454 units of the Corporation at a price of $0.22 per unit, for gross proceeds of $4,025,000, which includes the exercise of an over allotment option by its agent Canaccord Capital Corporation (“Canaccord”). Each unit is comprised of one common share and one half of a non- transferable common share purchase warrant with each whole warrant entitling the holder to acquire one common share at a price of $0.28 until January 31, 2004. Canaccord as agent for this private placement have been paid an agent’s fee of 7% on the gross proceeds and agent’s warrants equal to 10% of the units sold. The Corporation also issued a corporate finance fee to Canaccord of 450,000 units with each unit consisting of one common share and one whole common share purchase warrant. All of these securities are subject to Exchange and Securities Act hold periods expiring May 31, 2003. The proceeds of this financing will be applied to general corporate working capital and be used for the further development and exploration of the Copperstone project.

The largest subscriber in the private placement was Goldcorp Inc. who will own approximately 10.4% of the Corporation on a fully diluted basis. The Corporation’s President and CEO Brian Kirwin stated “This investment by Goldcorp is a milestone in the Corporation’s mission to become a high-grade gold producer. Bonanza is very pleased to have Goldcorp as a major shareholder while the Copperstone project is advanced towards production.”

Copperstone Project

The Corporation has recently resumed underground drifting operations and is currently extending the decline to the bonanza grade mineralization of the D-Zone on the Copperstone project. The objective of the Copperstone decline project is to establish underground infrastructure for subsequent exploration and development programs. A major objective will be detailed drilling and sampling from underground to convert resources to reserves. Additionally, the decline will provide access to high grade material that will be extracted for processing at a later date.

The existing decline lies less than 500 feet (150 metres) south of the first target within the D-Zone, which lies at the southern end of the D-Zone. This first target is the mineralized interval within core hole C96-19, which was drilled from surface and contains 10 feet (3.1 metres) of mineralization grading 5.3 ounces of gold per ton (182 grams of gold per tonne), as previously disclosed.

MRDI Canada, a division of H.A. Simons Ltd., (“MRDI”) an independent mine engineering firm was retained by the Corporation’s predecessor company during 1999 to assist in a scoping level evaluation of an underground mine at Copperstone. Exploration drilling on the project outlined four zones of mineralization defined as the A, B, C and D zones with gold mineralization occurring principally within the Copperstone Fault. As has been previously disclosed, the scoping study evaluated the underground mine development of only the C and D zones, and estimated a global geological resource for the C and D zones that exceeds 2.0 million tons at an average uncut grade of 0.58 Au opt, containing over 1.2 million ounces of gold.

6.	Reliance on Section 85(2) of the Securities Act (British Columbia) Reliance on Section 146(2) of the Securities Act (Alberta) Reliance on Section 75(3) of the Securities Act (Ontario)

N/A

7.	Omitted Information

None.

8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Giulio T. Bonifacio
Suite 1606 – 675 West Hastings Street Vancouver, BC V6B 1N2 Telephone: (604) 699-0023

9.	Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, as of this 6th day of February, 2003.

                     “Giulio T. Bonifacio”
Giulio T. Bonifacio, Secretary